Mail Stop 4561

      January 6, 2006

Tom Manley
Senior Vice President, Finance & Administration and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada  K1G 4K9

	Re:	Cognos Inc.
   Form 10-K for the Fiscal Year Ended
   February 28, 2005
		Filed April 29, 2005
   Form 10-Q for the fiscal quarter ended August 31, 2005
		File No. 033-72402

Dear Mr. Manley:

	We have reviewed your response to our letter dated November
17,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2005

Critical Accounting Estimates, page 44

1. Please refer to comment 1 in our letter dated November 17, 2005.
We have reviewed your response and note that product support amounts and/or stated renewal rates (expressed as a percentage of the license amount) that are included in arrangements are negotiated based on your standard approved price lists which are within a predetermined range for similar customer classes. Tell us your reasonable percentage range for each class of customer, including the median percentage in the range. Additionally, tell us what percentage of your customers, by class, fall within each range.

2. We also note that where the negotiated percentage is not considered substantive, an additional portion of the arrangement fee is allocated to product support based on the reasonable range to ensure the amount allocated to product support is consistent with VSOE. Clarify how you allocate amounts for product support when the negotiated percentage is outside the reasonable range. In this regard, tell us how you allocate product support amounts when the negotiated percentage is above and below the reasonable range.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Tom Manley
Cognos Inc.
January 6, 2006
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